November 15, 2019

United States Securities and Exchange Commission

Washington, DC 20549

Re: On4 Communications, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed April 2, 2019

File No. 024-10971

Dear Sir or Madam:

Please see our answers below to the Commission’s comments in your letter dated April 29, 2019.

Offering Statement on Form 1-A Cover Page

Comment 1. On page 3, you provide a Rule 251(d)(2)(i)(C) legend, which is applicable to Tier 2 offerings where the securities will not be listed on a registered national securities exchange upon qualification. Please tell us why you have included this legend. In this regard, we note that the company's offering circular relates to a Tier 1 offering.

Response 2. The reference to Rule 251(d)(2)(i)(C) has been removed.

Use of Proceeds to Issuer, page 19

Comment 2. You indicate throughout the offering circular that the company has significant indebtedness. Additionally, on page 22, you discuss your pending acquisitions.

•  To the extent a material part of the proceeds is to be used to discharge indebtedness, describe the material terms of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds arising from such indebtedness. Separately, please discuss the impact of your indebtedness on your liquidity in the liquidity section on page 23.

•  If any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from affiliates of the company or their associates, give the names of the persons from whom they are to be acquired and set forth the basis used in determining the purchase price to the company. Refer to Item 6 of Part II to Form 1- A.

Response 2. The following language has been added to Page 19:

“Substantially all of the Company's debt is owed to Steve Berman, the Company's CEO. Mr. Berman has confirmed that he will defer any repayment of this debt until there are additional sufficient funds to do so, excluding any proceeds from the Regulation A offering. The monies raised from the Regulation A Offering will not be used to discharge any indebtedness on the part of the company.

Working Capital: The monies will be used to create, develop, code, market, advertise and distribute new apps for the auto after-market that we have developed concepts for over the past year.

Acquisition Capital: The Company seeks to acquire other businesses, apps, or companies in emerging industries with the goal of creating value and growth for shareholders. At this time, the Company is pursuing letters of intent with various targets, but the Company does not have definitive agreements in place to acquire any specific businesses, apps or companies.”

Management's Discussion and Analysis of Financial Condition

and Results of Operation Description of Business, page 20

Comment 3. You provide a historical overview of the company since its inception. However, you did not clearly describe the business of the company.

•  Revise to more clearly provide the information required by Item 7 of Part II to Form 1- A, including the principal products and services of the company and the principal market for and method of distribution of such products and services.

•  Tell us the status of the CogoSense and Sifthouse BC acquisitions and revise your disclosure to discuss how your investments in each of the company have impacted your business operations, if applicable. To the extent material, please file related material agreements as exhibits to the offering circular or tell us why this information is not material.

Response 3. The following language has been added to page 20:

“ONCI is a holding company that seeks to acquire companies in emerging industries with the goal of creating value and growth for our shareholders. The majority of our revenue comes from sales of bSafeMobile. bSafeMobile is an app which our subsidiary, FMS Marketing, has the exclusive rights to sell in the USA, Europe and South America. We purchase bSafeMobile directly from its owner, CogoSense Technology,Inc., a Canadian company, and then sell bSafeMobile via dealer groups and various auto dealers throughout the USA, Canada, and Europe. We also sell and distribute on Amazon, Facebook and other Social Media outlets. This relationship between FMS Marketing and Cogosense has been in existence since March of 2015, and is a verbal agreement.”

We currently have letters of intent/term sheets to purchase 100 percent of Cogosense and 75 percent of Sifthouse, we are about 40 percent of the way there on each company. Cogosense developed Bsafe mobile and we currently sell that product in the USA Europe and South America. Sift house is currently waiting on its license from the Canadian government to start growing. We are working on a lease for Sifthouse in BC and just waiting on our license. Sifthouse currently has no impact on the company and has no revenue. Because we only have letters of intent/term sheets with Cogosense and Sifthouse, rather than definitive and final agreements, we have not attached the LOIs as exhibits.

Index to Exhibits, page 35

Comment 4. Please file the employment agreement with Steve Berman as well as the form of subscription agreement as an exhibits to the offering circular. Refer to Item 17 of Part III to Form 1-A.

Response 4. The Employment Agreement with Steve Berman and the form Subscription Agreement have been added as exhibits.

Sincerely,

ON4 COMMUNICATIONS, INC.

/s/ Steve Berman

Steve Berman

Chief Executive Officer